UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(RULE 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be included in statements filed

pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Cassava Sciences, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14817C107

(CUSIP Number)

September 1, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant

to which this Schedule is filed:

☑ Rule 13d-1 (b)

☑ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

Issuer: Cassava Sciences, Inc. CUSIP No.: 14817C107

1       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bleichroeder LP

Tax ID # 84-2006600

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER - 2,433,831

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 2,433,831

8 SHARED DISPOSITIVE POWER - 0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,433,831

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

13.59%

12       TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

Issuer: Cassava Sciences, Inc. CUSIP No.: 14817C107

ITEM 1

(a)       Name of Issuer:

Cassava Sciences, Inc.

(b)       Address of Issuer's Principal Executive Offices:

7801 N Capital of Texas Highway, Suite 260

Austin TX, 78731

ITEM 2

(a)       Name of Person Filing:

Bleichroeder LP

(b)       Address of Principal Business Office:

1345 Avenue of the Americas, 47th Floor

New York, NY 10105

(c)       Citizenship:

Delaware, USA (Place of Incorporation)

(d)       Title of Class of Securities:

Common Shares

(e)       CUSIP Number:

14817C107

SCHEDULE 13G

Issuer: Cassava Sciences, Inc. CUSIP No.: 14817C107

ITEM 3

If this statement is filed pursuant to Sections 240. 13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78C);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act if 1940 (15 U.S.C. 80a-8);

(e) ☑ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Cassava Sciences, Inc. CUSIP No.: 14817C107

ITEM 4. Ownership.

N/A

ITEM 5. Ownership of Five Percent or Less of a Class.

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Bleichroeder LP (Bleichroeder), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,433,831 shares or 13.59% of the Common Stock believed to be outstanding, including 784,314 shares which would be acquired upon the exercise of currently exercisable warrants, as a result of acting as investment advisor to various clients. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. 21 April Fund Ltd., a Cayman Islands company for which Bleichroeder acts as investment adviser, may be deemed to beneficially own 1,185,741 common shares and 534,467 exercisable warrants of Cassava Sciences, Inc. In accordance with the Warrant Agreement, exercise of the warrants is subject to a Beneficial Ownership Limitation (as defined in the agreement) of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise. 21 April Fund Ltd. holds additional warrants above the 9.99% limit which would make 21 April Fund Ltd.'s total beneficial ownership 1,810,231 shares or 10.1% if there was no 9.99% limit.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. Identification and Classification of Members of the Group.

N/A

ITEM 9. Notice of Dissolution of Group

N/A

SCHEDULE 13G

Issuer: Cassava Sciences, Inc. CUSIP No.: 14817C107

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2019

Signature: /s/ Michael M. Kellen

Name/Title: Michael M. Kellen, Chairman And CO-CEO